Exhibit 99.1

PRESS RELEASE

SMX Launches Tech Solution to Enable Centralized Data-Driven Reporting

For EUDR Compliance in the Natural Rubber Industry

New York, July 3, 2024 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, proudly announces their new solution to deliver a centralized blockchain reporting system for supply chain data, focusing on ethical sourcing, origination, and brand authentication in the Natural Rubber industry.

SMX technology addresses the challenges faced by multinational organizations in meeting compliance and reporting standards related to:

●	Ethical sourcing of materials
●	Child labour
●	Use of conflict minerals
●	Use of chemicals & pesticides
●	Location and identification of farms and farmers
●	EU Deforestation Regulation (EUDR) reporting

The key benefits include the ability to move marked commodities downstream in a traceable, transparent, and compliant manner, linked to an irrefutable digital blockchain record. This transition from paper-based and manual auditing to real-time digital reporting helps reduce compliance and audit costs, lower reputational risks, and enhance productivity across supply chain operations.

Integrated Supply Chain Monitoring Platform

The Company developed a comprehensive platform for natural rubber producers and suppliers to monitor their supply chains in real-time. This digital platform is designed to integrate data from various sources, including polygon information, satellite imagery, on-ground sensors, risk assessment document management and blockchain records, to provide a holistic view of supply chain activities from tree to finished product in one centralised platform (tree, producer, compounder, manufacturer, brand and recycler).

Customizable Compliance Dashboard

The dashboard is designed to provide real-time updates, alerts, and comprehensive reports for internal and external stakeholders to support the EUDR due diligence statements and reporting requirements at the shipment level. The dashboard will project information from the SMX blockchain and all validated 3rd party data to ensure the highest levels of data integrity. Furthermore the platform would capture the latest deforestation and forest degradation reporting and ties it to the physical movement of natural rubber from tree to finished product. All connections to 3rd party systems are linked via SMX API integration, aiding secure and low cost information sharing.

EU Deforestation Regulation (EUDR) Compliance

The UN Food and Agriculture Organization (FAO) estimates that 420 million hectares of forest were lost to deforestation between 1990 and 2020, with EU consumption representing around 10% of global deforestation. In December 2022, the European Parliament and the Council agreed on an EU regulation to ensure that key goods placed on the EU market will no longer contribute to deforestation and forest degradation.

Once the new rules are enforced, all relevant companies must conduct strict due diligence if they place on the EU market, or export from it, commodities like palm oil, cattle, soy, coffee, cocoa, timber, and rubber. These commodities are major drivers of deforestation due to agricultural expansion. SMX’s tech solution is designed to empower organizations to deliver transparent, auditable, and compliant solutions to meet these EU regulations.

MX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

SMX Technology Advantages

SMX technology provides a comprehensive solution that ensures:

●	Traceability spanning the entire ecosystem of the marked material from origin to final product – without altering the commodities’ original characteristics.
●	Location-based reporting on material and quality
●	Adherence to industry best practices
●	Transparent reporting throughout the supply chain
●	Regulatory & compliance reporting on supply chains and products from origin to final product sale through a secure digital platform
●	Enabling near real-time EUDR reporting with information held on the blockchain, satisfying the minimum five-year document storage required by EUDR regulations

Addressing the Complex Supply Chain of Natural Rubber

It has been reported that the natural rubber consumed in the EU is mostly imported with a significant amount produced by small holders. SMX believes that this makes ensuring transparency and traceability extremely challenging. Unsustainable rubber production can lead to deforestation, biodiversity loss, and adverse impacts on smallholders’ living conditions, local communities, and workers’ rights.

SMX believes that the inclusion of natural rubber in the EU Deforestation Regulation will benefit companies with transparent supply chains, such as those that use SMX’s solutions. The new regulation sets strong mandatory due diligence rules for companies that place relevant products on the EU market or export them, ensuring deforestation-free and legal production.

SMX “Plantation to Market” Technology Platform

The integration of SMX technology in the natural rubber supply chain is expected to enable end-to-end traceability and transparent output in terms of Chain of Custody from downstream sources to finished goods sales. Brands will be able to tangibly authenticate and provide irrefutable proof of quality, quantity, and origin, including ethical sourcing and sustainable farming practices, for credible ESG reporting to stakeholders, customers, auditors, and regulators.

SMX technology can address the challenge of ESG criteria, ethical sourcing, and EU deforestation compliance, allowing for digitizing the supply chain in the “first mile” and enabling the movement of natural rubber downstream along with a digital record. The SMX marker can scan and report on the origin location where it was added and first scanned, allowing companies to report in near real-time on all aspects of natural rubber products at any stage of the supply chain.

References:

1 Regulation (EU) 2023/1115 of the European Parliament and of the Council of 31 May 2023

Web:https://eur-lex.europa.eu/eli/reg/2023/1115/oj

2 EUDR – EU Deforestation-free Regulation

Web: https://www.global-traceability.com/eudr-eu-deforestation-free regulation/?gclid=CjwKCAjw44mlBhAQEiwAqP3eVpS-C0Xy0-XBmk5NwtADuaaSFA1hj6fO6KybKtk9RIjFU_N4h4IEWhoC0eIQAvD_BwE

3 EU adopts new rules for deforestation-free products

Web: EU adopts new rules for deforestation-free products | White & Case LLP (whitecase.com)

MX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

SMX Announces Full Industrial Marking Process For Natural Rubber For Vehicle & Truck Tires

NEW YORK, April 10, 2024 /PRNewswire/ — SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today that it has now successfully completed the marking of 21 tons of natural rubber sourced in Latin America from tree to tire. The program covered the marking at the tree in Latin America through manufacturing and production in the region.

https://www.prnewswire.com/news-releases/smx-announces-full-industrial-marking-process-for-natural-rubber-for-vehicle—truck-tires-302112996.html

PRNewswire - April 10, 2024

Invisible Markers in Tires Ensure Greater Transparency in the Natural Rubber Supply Chain

Continental and SMX (Security Matters) Public Limited Company (NASDAQ: SMX) (NASDAQ: SMXWW), have succeeded for the first time in verifying a marker substance for natural rubber in a tire and so throughout the entire production process.

https://www.prnewswire.com/news-releases/invisible-markers-in-tires-ensure-greater-transparency-in-the-natural-rubber-supply-chain-301770113.html

PRNewswire - March 13, 2023

SMX Continental break through deal ensures ethical sourcing and sustainability in rubber tyre supply chain

Security Matters’ (ASX:SMX) and global automotive giant Continental have, for the first time, successfully created a marker substance for natural rubber in a tyres ensuring ethical sourcing and sustainability throughout the entire production process.

Stockhead

https://stockhead.com.au/tech/smx-continental-break-through-deal-ensures-ethical-sourcing-and-sustainability-in-rubber-tyre-supply-chain/

The Australian

https://www.theaustralian.com.au/business/stockhead/smx-continental-deal-ensures-ethical-sourcing-sustainability-in-rubber-tyre-supply-chain/news-story/64594307812c8747632679a1f805b197

Invisible Markers in Tires Ensure Greater Transparency in the Natural Rubber Supply Chain

Continental and Security Matters (SMX), an innovative tech platform specializing in digital tracking using unalterable chemical-based barcodes, have succeeded for the first time in verifying beyond doubt a marker substance for natural rubber in a tire.

Continental A.G.

https://www.continental.com/en/press/press-releases/20221207-security-matters-smx/

MX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

MX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	4